                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2007


                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X     Form 40-F
               ---
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes         No  X
         ---        ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________)

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to its proposed A share offering.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                        (PETROCHINA COMPANY LIMITED LOGO)
                               (CHINESE CHARACTER)
                           PETROCHINA COMPANY LIMITED
      (a joint stock company incorporated in the People's Republic of China with limited liability)

                                (Stock Code: 857)


                             PROPOSED A SHARE ISSUE


--------------------------------------------------------------------------------
PROPOSED A SHARE ISSUE

The Board is pleased to announce that at a meeting of the Board held on 19 June 2007, it was resolved that, subject to Shareholders' approval, the Company will apply to the relevant regulatory authorities for the allotment and issue of not more than 4 billion A Shares to the individuals, entities and other institutions according to the PRC laws and regulations and other regulatory requirements that the Company is required to comply with, by way of public offering of new A Shares. The Company will also apply to the Shanghai Stock Exchange for the listing of such A Shares. The A Share Issue is subject to (i) approval from Shareholders at the EGM; and (ii) approvals from the CSRC and other relevant approval authorities. The net proceeds from the A Share Issue, after deducting relating expenses, will be used for the exploration and development of our domestic petroleum and gas resources; the construction of our large-scale refinery, petrochemical and gas pipeline projects; and the acquisition of overseas petroleum and gas resources.

DESPATCH OF CIRCULAR

A circular containing, among other things, details of the A Share Issue and notice to Shareholders convening the EGM for approving the A Share Issue will be despatched to Shareholders as soon as practicable.

There is no assurance that the A Share Issue will proceed. Investors are advised to exercise caution in dealing in the H Shares. Further details about the A Share Issue will be disclosed by the Company in newspapers in the PRC when the A Share Issue materializes and the relevant information will be disclosed by the Company in newspapers in Hong Kong concurrently in accordance with the Listing Rules.
--------------------------------------------------------------------------------

PROPOSED A SHARE ISSUE

1.   General

     The Board is pleased to announce that at a meeting of the Board held on 19 June 2007, it was resolved that the Company will apply to the relevant regulatory authorities for the allotment and issue of not more than 4 billion A Shares to the individuals, entities and other institutions according to the PRC laws and regulations and other regulatory requirements that the Company is required to comply with, by way of public offering of new A Shares. Such A Shares are proposed to be listed on the Shanghai Stock Exchange. It is expected that such investors will not include connected persons of the Company. If any such investors includes connected persons of the Company, the Company will take steps to comply with the relevant connected transaction requirements under the Listing Rules. At present, the H Shares of the Company are listed on the main board of the Hong Kong Stock Exchange and the H Shares underlying American Depository Shares are listed on The New York Stock Exchange.


2.   Structure of the A Share Issue


     Type of securities to      A Shares
      be issued:

     Number of A Shares:        Not more than 4 billion A Shares (inclusive of
                                the Shares to be issued under the over-allotment
                                option). The final number of A Shares to be
                                issued shall be determined by the Board as
                                authorized by the Shareholders at the EGM after
                                taking into account market conditions and the
                                approval from the relevant regulatory
                                authorities.

     Nominal value:             RMB1.00 each

     Rights attached to         The A Shares to be issued are listed Domestic
      A Shares:                 Shares and, except as otherwise provided for in
                                the relevant laws, administrative regulations,
                                departmental rules and other regulatory
                                documents and the Articles, holders of such A
                                Shares will be entitled to the same rights as
                                the existing Shareholders of Domestic Shares and
                                H Shares in all respects.

                                The distributable profit of the Company before the A Shares Issue shall be distributed to all new Shareholders under the A Share Issue and the existing Shareholders in proportion to their shareholding.

     Target subscribers:        Individuals, entities and other institutions
                                according to the PRC laws and regulations and
                                other regulatory requirements that the Company
                                is required to comply with.

     Methods of issue:          The proposed A Share Issue shall be conducted
                                via a combination of placement through offline
                                offering to investors subject to market
                                consultation and placement through online
                                subscription at the issue price.

     Basis for                  The issue price for the A Share Issue will be
      determining               determined based on the prevailing conditions of
      the issue price:          the PRC securities market at the time when the A
                                Share Issue takes place by way of market
                                consultation.

                                The issue price and the amount to be raised from the A Share Issue cannot be ascertained as at the date of this announcement nor at the time when the circular is despatched to Shareholders because the market consultation can only be conducted after the approvals described above have been obtained. The Company will make the requisite announcement once the issue price is confirmed.

     Use of proceeds:           The net proceeds from the A Share Issue, after
                                deducting relating expenses, will be used for
                                the exploration and development of our domestic
                                petroleum and gas resources; the construction of
                                our large-scale refinery, petrochemical and gas
                                pipeline projects; and the acquisition of
                                overseas petroleum and gas resources.

3.   Shareholders' approval and other approvals

     At the annual general meeting of the Company held on 16 May 2007, the Shareholders granted, by way of a special resolution, a general mandate to the Board to separately or concurrently issue, allot and deal with additional Domestic Shares and H Shares in the Company not exceeding 20% of each of its existing Domestic Shares and H Shares of the Company in issue as at the date of the special resolution. To date, the Company has not issued any Shares under the above general mandate.

     The Company's PRC counsel, King and Wood, has confirmed that the A Share Issue is subject to approval by Shareholders by way of special resolutions at the EGM as stipulated by the rules of the CSRC. The EGM will be held on 10 August 2007 to consider and, if thought fit, the A Share Issue and to authorize the Board to determine and deal with at its discretion, matters relating to the A Share Issue (including but not limited to the specific timing of the issue, number of A Shares to be issued, target subscribers, method of issue, issue price, size of the over-allotment option and other matters relating to the A Share Issue and the listing of A Shares). It should be noted that the A Share Issue, upon approval by Shareholders by way of special resolution at the EGM, is still subject to approvals by the CSRC and other relevant regulatory authorities, if necessary. In addition, the approval by the Shanghai Stock Exchange as to the listing of and dealings in the A Shares on the Shanghai Stock Exchange is also required. The approval in respect of the A Share Issue, if obtained from Shareholders at the EGM, shall be effective for a period of 12 months from the date such approval is obtained.

     The Company believes that the A Share Issue will establish a new financing platform for the Company, provide the Company with funds required for our ongoing business development and help improve our competitiveness and profit return to Shareholders. The A Share Issue will also increase the liquidity of our Shares. The Directors believe that the A Share Issue will benefit the Company and the Shareholders as a whole in the long term.


4.   Effect of the A Share Issue on the Company's shareholding structure

     Set out below is the shareholding structure of the Company as at the date of this announcement and immediately upon completion of the A Share Issue assuming that an aggregate of 4 billion A Shares will be issued under the A Share Issue and no other changes to the share capital of the Company. However, investors are cautioned that final offer size of the A Share Issue is subject to (i) approval from Shareholders at the EGM; and (ii) approvals from the CSRC and other relevant approval authorities and will be dependent on the prevailing conditions of the PRC securities market at the time when the A Share Issue takes place by way of market consultation.

                                                                                            Immediately after
                                                      As at the date                        completion of the
                                                   of this announcement                        A Share Issue
                                                      Number of Shares              %        Number of Shares               %

(1)    Domestic Shares                                157,922,077,818           88.21         161,922,077,818           88.47
       -- Existing Domestic Shares                    157,922,077,818           88.21         157,922,077,818           86.29
       -- A Shares                                                                              4,000,000,000            2.18

(2)    H Shares                                        21,098,900,000           11.79          21,098,900,000           11.53

(3)    Total Number of Shares                         179,020,977,818             100         183,020,977,818             100

5.   Increase in the Company's registered share capital

     The Company will need to increase its registered share capital and will be subject to Shareholders' approval.


CIRCULAR

A circular containing, among other things, details of the A Share Issue and notice to Shareholders convening the EGM for approving the A Share Issue will be despatched to Shareholders as soon as practicable.

There is no assurance that the A Share Issue will proceed. Investors are advised to exercise caution in dealing in the H Shares. Further details about the A Share Issue will be disclosed by the Company in newspapers in the PRC when the A Share Issue materializes and the relevant information will be disclosed by the Company in newspapers in Hong Kong concurrently in accordance with the Listing Rules.


DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"A Shares"                  the ordinary shares subscribed for in RMB, which are
                            proposed to be issued by the Company to the
                            individuals, entities and other institutions
                            according to the PRC laws and regulations and other
                            regulatory requirements that the Company is required
                            to comply with

"A Share Issue"             the proposed issue of not more than 4 billion A
                            Shares by the Company to the individuals, entities
                            and other institutions according to the PRC laws and
                            regulations and other regulatory requirements that
                            the Company is required to comply with, by way of
                            public offering of new shares, which are proposed to
                            be listed on the Shanghai Stock Exchange

"Articles"                  the articles of association of the Company, as
                            amended from time to time

"Board"                     the board of Directors of the Company

"Company"                   (CHINESE CHARACTERS) (PetroChina Company Limited*),
                            a joint stock company limited by shares incorporated
                            in the PRC on 5 November 1999 under laws of the PRC,
                            and listed on the Hong Kong Stock Exchange with
                            American Depository Shares listed on the New York
                            Stock Exchange

"Company Law"               the Company Law of the People's Republic of China
                            (as amended from time to time)

"connected person"          has the same meaning ascribed to it in the Listing
                            Rules

"CSRC"                      China Securities Regulatory Commission (CHINESE
                            CHARACTERS)

"Directors"                 the directors of the Company


"Domestic Shares"           the ordinary shares issued by the Company, with a
                            nominal value of RMB1.00 each, which are subscribed
                            for or credited as fully paid in RMB

"EGM" the extraordinary general meeting of the Company to be held on 10 August 2007 to approve the A Share
                            Issue

"H Shares"                  overseas listed foreign shares of RMB1.00 each in
                            the share capital of the Company which are listed on
                            the Hong Kong Stock Exchange and traded in Hong Kong
                            dollars including the underlying American Depository
                            Shares listed on the New York Stock Exchange

"Hong Kong Stock            The Stock Exchange of Hong Kong Limited
  Exchange"

"Listing Rules"             the Rules Governing the Listing of Securities on The
                            Stock Exchange of Hong Kong Limited

"PRC" the People's Republic of China, excluding, for the purpose of this announcement only, Hong Kong Special
                            Administrative Region, Macau Special Administrative
                            Region and Taiwan

"RMB" or "Renminbi"         the lawful currency of the PRC

"Shareholders"              holders of Domestic Shares and/or H Shares

"Shares"                    Domestic Shares and/or H Shares


                                               By Order of the Board
                                            PetroChina Company Limited
                                                    Li Huaiqi
                                              Secretary to the Board


Beijing, the PRC, 19 June 2007

As at the date of this announcement, the Board comprises Mr. Jiang Jiemin as the Chairman; Mr. Duan Wende as the executive Director; Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Gong Huazhang and Mr. Jiang Fan as non-executive Directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive Directors.

* For identification purposes only

Please also refer to the published version of this announcement in South China Morning Post.

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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                PetroChina Company Limited



Dated: June 20, 2007                            By:    /s/ Li Huaiqi
                                                       ------------------------
                                                Name:  Li Huaiqi
                                                Title: Secretary to the Board